Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A/A (File No. 024-11177)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, StartEngine Crowdfunding, Inc. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A/A (File No. 024-11177; Accession Number: 0001104659-21-036541), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the filing agent erroneously filed the Offering Statement as an amendment to a prior offering statement rather than as a new offering statement. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Howard Marks

Howard Marks
CEO
StartEngine Crowdfunding, Inc.